

April 24, 2007

Via Facsimile (207) 774-7499 and U.S. Mail

Gregory S. Fryer, Esq.
Verrill Dana LLP
One Portland Square
Portland, Maine 04112-0586

RE: Union Bankshares Company
Schedule 14A filed by Financial Analytics Investment Corporation on April 11, 2007
File No. 0-12958,

Dear Mr. Fryer:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you omit certain information required by Schedule 14A, including for example, the beneficial ownership table. See Item 6 of Schedule 14A. To the extent you intend to rely on Rule 14a-5(c) with regard to such information and refer to the information contained in the company's proxy statement, please clarify. Alternatively, provide all required information. Further, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Accordingly, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

2.   Please assign a color to the proxy card. It is our position that the opposing sides in a contest must use different color proxy cards to further reduce any confusion as to the identity of the party soliciting the card.

Letter to Shareholders

3.   We note that you may submit "up to four proposals" at the meeting.   Please update to clarify which proposals you will be able to present at the meeting.

4.   Supplementally provide the calculations you performed to support certain of your allegations regarding the performance of the company. For example only, provide the calculation supporting your assertion that the decline in share price represents a $32,000,000 reduction in total market value. As another example, support the assertion that reducing the efficiency ratio would allow the company to save $16,000,000. We also refer you to footnote 2.

5.   Please expand to address why the selected banks are comparable.

Shareholder Proposal #1, page 4

6.   The reference to the opinion of "Mr. Jennings and perhaps others," implies that you have the support of other shareholders. Expand to describe or delete the implication. Further, delete the last sentence of the same paragraph or provide more information. In this regard, we direct you to Rule 14a-9 and the prohibition on "material which directly or indirectly impugns character, integrity or personal reputation, directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note (b) to Rule 14a-9.

Shareholder Proposal #2, page 5

7.   We refer you to the last sentence of the second paragraph in this section. It is unclear how you can support the allegation that management has not acquired shares of the company's stock because they do not believe it to be "an especially attractive investment." Please advise or delete.

Interests of Participants, page 11

8.   It would appear that Ms. Jennings and Lutece Corporation are also participants in the solicitation. Please expand to identify them as such and to provide all required information to the extent you have not already done so.

Form of Proxy

9.   We note the inclusion of company nominees on your card. Please note that Rule 14a-
        4(d) prohibits the grant of authority to vote on a nominee which has not consented to
        being named on the proxy card. For further guidance, see Exchange Act Release No. 34-
        30,849 (June 24, 1992).

Closing Information

        Please amend your filing promptly to comply with our comments. If you do not agree
with a comment, please tell us why in your response. If the information you provide in response
to our comments materially changes the information that you have already provided to unit
holders, disseminate the revised materials in a manner reasonably calculated to inform them of
the new information. Depending upon your response to these comments, a supplement may need
to be sent to unit holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the filing persons are in possession of all facts relating to
the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in writing, a statement
from each of the filing persons acknowledging that:

   •   the filing person is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the filing person may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Pamela Carmody
Special Counsel
Attorney-Advisor
Office of Mergers & Acquisitions